Exhibit 99.2

FN 1Q19 Earnings Conf. Call Script – November 5, 2018

Operator

Good day, ladies and gentlemen. Welcome to Fabrinet’s financial results conference call for the first quarter of fiscal year 2019. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions on how to participate will be given at that time. As a reminder, today’s call is being recorded.

I would now like to turn the call over to your host, Garo Toomajanian, Investor Relations.

Garo Toomajanian – ICR – Investor Relations

Thank you, operator, and good afternoon everyone. Thank you for joining us on today’s conference call to discuss Fabrinet’s financial and operating results for the first quarter of fiscal year 2019 which ended September 28, 2018. With me on the call today are Seamus Grady, Chief Executive Officer, and TS Ng, Chief Financial Officer. This call is being webcast and a replay will be available on the investor section of our website located at investor.fabrinet.com. Please refer to our website for important information, including our earnings press release and investor presentation, which include our GAAP to non-GAAP reconciliation.

I would like to remind you that today’s discussion will contain forward-looking statements about the future financial performance of the company. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from management’s current expectations.

These statements reflect our opinions only as of the date of this presentation and we undertake no obligation to revise them in light of new information or future events except as required by law. For a description of the risk factors that may affect our results, please refer to our recent SEC filings, in particular the section captioned risk factors, in our Form 10-K filed on August 22, 2018.

We will begin the call with remarks from Seamus and TS, followed by time for questions. I would now like to turn the call over to Fabrinet’s CEO, Seamus Grady.

Seamus?

Seamus Grady – Fabrinet – Chief Executive Officer

Thank you Garo, and good afternoon everyone. Revenue in the first quarter came in well above the high-end of our guidance range at $377 million – an all-time record for quarterly revenue.

Strong revenue combined with a foreign exchange gain produced non-GAAP net income of 92 cents per share, which was also above the high end of our guidance.

This earnings performance also helped drive strong cash flows, with operating cash flow of nearly $35 million in the first quarter, and free cash flow of $29 million.

We had anticipated that our modest sequential growth in the fourth quarter would continue into the first quarter, and our actual performance was considerably better than we had anticipated. And as TS will detail in a moment, we expect fiscal Q2 to represent another quarter of sequential growth.

With increasing demand, we continued to see component constraints during the first quarter. We were again able to successfully mitigate these shortage risks during the quarter, and we will continue to take appropriate steps to manage these supply challenges going forward.

In the last several months, there have been a lot of discussions related to tariffs on products coming to the US from China. I can report that we have not seen any negative impact from these tariffs, and we don’t anticipate that we will in the future. With the vast majority of our manufacturing in Thailand, we could actually benefit from tariffs on products being manufactured in China, if component and equipment makers look for suppliers in other countries.

Looking at our first quarter performance by end-market, both optical communications and non-optical communications business grew from a year ago.

Optical communications revenue of $281 million was up 2% from a year ago, and up 16% from the fourth quarter, with revenue for both telecom and datacom products growing double-digits from the fourth quarter.

Telecom revenue was $179 million, an increase of 14% from the fourth quarter, and datacom revenue was $102 million, up 19% from the fourth quarter.

By technology, silicon photonics-based optical communications revenue was $83 million, up 19% from the fourth quarter.

Variants of the QSFP28 form factor, which can be both silicon-photonics and non-silicon-photonics-based, generated revenue of $45 million, which was up marginally from a strong Q4 which saw 20% sequential growth.

By data rate, 100G programs continue to dominate optical communications production, and grew slightly faster than optical communications overall to $155 million, or $41% of total revenue.

Speed-rated products at 400G and faster data rates represented more than 4% of total revenue.

Turning now to non-optical communications, revenue was $96 million, compared to the record $103 million we generated in the fourth quarter.

Still, quarterly revenue for non-optical communications was the second highest in our history, with industrial lasers again delivering a strong performance with revenue of over $49 million.

Automotive revenue declined slightly from a record fourth quarter to $22 million. Revenue from sensors and from other products were both up from a year ago but down from the fourth quarter, with sensors at $4 million and other revenue at $21 million, representing normal quarter-to-quarter variability.

While this variability is likely to continue, especially as newer programs ramp, we remain optimistic about our long-term growth opportunities in our non-optical communications business.

Revenue from new business reached nearly $138 million, up 10% from $125 million in the fourth quarter.

Our new product introduction – or NPI- services continue to be an important driver of new business, as these services can turn into long-term programs generating significant revenue over several years.

As we have mentioned previously, we are in the process of looking to establish a New Product Introduction facility in Israel to support our existing Customers there, as well as to develop new Customers.

This would enable us to replicate the success we have seen in Fabrinet West and Fabrinet UK. We are working closely with our existing Customers in Israel to determine the best approach going forward.

In summary, we are off to a strong start in fiscal 2019 with first quarter revenue and earnings above our guidance ranges.

Moreover, with strong momentum across our business, we are forecasting continued growth in the second quarter, which TS will detail in a moment.

Now let me turn the call over to TS to discuss the details of our first quarter performance and our outlook. TS…

TS Ng – Fabrinet – Chief Financial Officer

Thank you, Seamus, and good afternoon everyone. I will provide you with more details on our performance by end market and our financial results for Q1, as well as our guidance for Q2 of fiscal year 2019.

Total revenue in the first quarter of fiscal year 2019 was $377.2 million, which was $22 million above the high end of our guidance range.

Non-GAAP net income was 92 cents per share, and was also above our guidance range. Net income in the first quarter benefited by 8 cents per share from a mark-to-market foreign exchange gain. Excluding this impact, non-GAAP net income was still slightly above the top of our guidance range.

Note that as of the first quarter of fiscal 2019 these results are being reported under ASC 606, though the change had an immaterial impact on our results. Under the previous accounting standard, ASC 605, our revenue would have been $300,000 less, or a difference of less than 0.1%, and net income would have been a negligible $30,000 less. .

Looking at the first quarter in more detail, as Seamus mentioned, we saw strong sequential growth from optical communications programs in first quarter, with a pause in the sequential growth of non-optical programs after a record fourth quarter. Optical communications increased to 74% of revenue, the highest level in a year, with non-optical communications representing 26% of revenue.

Now turning to the details of our P&L, a reconciliation on GAAP to-non-GAAP measures is included in our earnings press release and investor presentation, which you can find on our website.

Non-GAAP gross margin in the first quarter was 11.2%, reflecting an anticipated sequential decline in gross margin that we previously discussed as we absorb the impact of annual merit increases that take effect in the first quarter. During the quarter, as Seamus noted earlier, we were able to overcome industry-wide component supply challenges which helped us exceed our revenue guidance for the quarter. Notwithstanding this, these component supply challenges caused some operating inefficiencies and less favorable material pricing that negatively impacted our gross margin for the quarter. We remain optimistic, however, in our target range for non-GAAP gross margin remains 12 to 12.5%, and we expect to return to this range on a quarterly basis during fiscal year 2019.

Non-GAAP operating expense was $10.2 million in the first quarter, down slightly both year over year and from the fourth quarter. As a result, non-GAAP operating income was $32 million, an increase from the fourth quarter and a year ago, and non-GAAP operating margin was 8.5%, compared to 8.6% in the fourth quarter.

Taxes in the quarter were $1.9 million, and our normalized effective tax rate was 6.7%. We continue to anticipate an effective tax rate of 6-7% for the fiscal year.

Non-GAAP net income was $34.1 million in the first quarter, or 92 cents per diluted share, up from 81 cents in Q4 and 75 cents a year ago.

On a GAAP basis, which includes share-based compensation expenses, and amortization of debt issuance costs, net income for the first quarter was $29.7 million or 75 cents per diluted share, a record performance.

Turning to the balance sheet and cash flow statement, at the end of the first quarter, cash and investments were $352.4 million. This represents an increase of $16.7 million from the end of the fourth quarter primarily from operating cash flow of $34.6 million, offset by cap ex of $5.4 million, withholding tax related to net share settlement of RSUs $8.9 million, purchase of marketable securities of $2.0 million, and repayments of long-term bank loans of $0.8 million. Free cash flow, which is operating cash flow less cap ex, was $29.2 million in the first quarter.

We did not repurchase any shares during the first quarter. As such, as of the end of the quarter, $17.6 million remained in our repurchase authorization. Management will continue to evaluate the buyback program based on stock market condition and our cash position each quarter.

I would now like to turn to our guidance for the second quarter of fiscal year 2019. While we are now reporting under ASC 606, this guidance is based on ASC 605, and we will provide a reconciliation with our second quarter results.

With continuing demand in the optical communications market and ongoing momentum in a variety of non-optical communications programs, we are optimistic that our sequential growth will extend into the second quarter.

For the second quarter of fiscal 2019, we anticipate revenue to be in the range of $380 to $388 million. From an earnings perspective, we anticipate non-GAAP net income per share in the second quarter to be in the range of 91 to 94 cents, and GAAP net income per share of 77 to 80 cents, based on approximately 37.6 million fully diluted shares outstanding.

In summary, we are off to a good start in fiscal 2019 with financial results that exceeded our expectations. We are enthusiastic about our momentum which we expect to continue into the second quarter.

Operator, we would now like to open the call for questions.

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